UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42260

POWELL MAX LIMITED

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

2026 Shareholders Meeting

In connection with the 2026 shareholders meeting of POWELL MAX LIMITED, a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of Shareholders Meeting, dated January 9 2026, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card to be mailed to the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

Date: January 9, 2026

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